UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

The St. Joe Company

(Name of Issuer)

Common Stock, No par value

(Title of Class of Securities)

790148100

(CUSIP Number)

Hugh M. Durden

Alfred I. duPont Testamentary Trust

4600 Touchton Road, East

Building 200, Suite 500

Jacksonville, FL 32246

(904) 232-4148

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a recording person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Alfred I. duPont Testamentary Trust
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 3,689,355 8) Shared Voting Power 3,689,355 9) Sole Dispositive Power 3,689,355 10) Shared Dispositive Power 3,689,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,689,355
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 4.9%
14)	Type of Reporting Person (See Instructions) OO

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Winfred L. Thornton
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 4,971 8) Shared Voting Power 3,689,355 9) Sole Dispositive Power 4,971 10) Shared Dispositive Power 3,689,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,694,326
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 4.9%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Hugh M. Durden
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 14,189 8) Shared Voting Power 3,689,355 9) Sole Dispositive Power 14,189 10) Shared Dispositive Power 3,689,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,703,544
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 4.9%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) John S. Lord
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 19,886 8) Shared Voting Power 3,689,355 9) Sole Dispositive Power 19,886 10) Shared Dispositive Power 3,689,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,709,241
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 4.9%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Herbert H. Peyton
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 3,000 8) Shared Voting Power 3,689,355 9) Sole Dispositive Power 3,000 10) Shared Dispositive Power 3,689,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,692,355
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 4.9%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) John F. Porter, III
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 0 8) Shared Voting Power 3,689,355 9) Sole Dispositive Power 0 10) Shared Dispositive Power 3,689,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,689,355
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 4.9%
14)	Type of Reporting Person (See Instructions) IN

1)	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) W. T. Thompson, III
2)	Check the Appropriate Row if a Member of a Group (See Instructions) (a) (b) ☒
3)	SEC Use Only
4)	Source of Funds (See Instructions)
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power 950 8) Shared Voting Power 3,726,355 9) Sole Dispositive Power 950 10) Shared Dispositive Power 3,726,355

11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,727,305
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13)	Percent of Class Represented by Amount in Row (11) 4.9%
14)	Type of Reporting Person (See Instructions) IN

Item 5 is amended as set forth below.

Item 5. Interest in Securities of the Issuer

(a) As of the close of business on the date hereof, the Trust beneficially owned 3,689,355 shares of the Common Stock, which represented 4.9% of the issued and outstanding shares of Common Stock of the Issuer. By virtue of their status as trustees, the Trustees may be deemed to have indirect beneficial ownership of the shares of the Issuer owned by the Trust. In addition, as of such date, Winfred L. Thornton has beneficial ownership over 4,971 shares of Common Stock of the Issuer, Herbert H. Peyton has beneficial ownership over 3,000 shares of Common Stock of the Issuer, and William T. Thompson, III has beneficial ownership over 37,950 shares of the Common Stock of the Issuer. In addition, as of such date, John S. Lord beneficially owns 19,886 shares of Common Stock of the Issuer including 16,516 shares which Mr. Lord has the right to purchase through the exercise of options which are vested or will vest within 60 days following the date hereof and 1,500 shares of Common Stock of the Issuer issuable to each of the Issuer’s outside directors in May 2005. In addition, as of such date, Hugh M. Durden beneficially owns 14,189 shares of Common Stock of the Issuer including 10,667 shares which Mr. Durden has the right to purchase through the exercise of options which are vested or will vest within 60 days following the date hereof and 1,500 shares of Common Stock of the Issuer issuable to each of the Issuer’s outside directors in May 2005. The number of shares owned by each of the foregoing individuals individually and in the aggregate represented less than 1% of the outstanding Common Stock of the Issuer.

(b) By virtue of their status as trustees of the Trust, the Trustees have the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,689,355 shares of Common Stock of the Issuer owned by the Trust. Mr. Thornton has the sole power to vote and dispose of the 4,971 shares of Common Stock of the Issuer which he owns. Mr. Peyton has the sole power to vote and dispose of the 3,000 shares of Common Stock of the Issuer which he owns. Mr. Thompson has the sole power to vote and dispose of 950 shares of Common Stock of the Issuer which he owns and shares voting and dispositive power over the other 37,000 shares of Common Stock of the Issuer he beneficially owns.

(c) For the sixty days prior to the filing of this Amendment No. 16 to Schedule 13D, the Trust closed on the following transactions in the Issuer’s Common Stock:

Date of event or transaction	Type of event or transaction	Number of shares disposed of	Price per share and aggregate price	Number of shares owned after transaction
4/21/05	Open market sale to third party	33,500	$70.00 per share; $2,343,227 in transaction	5,295,955
4/22/05	Open market sale to third party	243,600	$70.18 per share; $17,084,025 in transaction	5,052,355
4/25/05	Open market sale to third party	363,000	$70.42 per share; $25,542,370 in transaction	4,689,355
6/8/05	Open market sale to third party	39,600	$80.11 per share; $3,172,356 in transaction	4,649,755
6/9/05	Open market sale to third party	32,500	$79.85 per share; $2,595,125 in transaction	4,617,255
6/10/05	Open market sale to third party	7,500	$79.79 per share; $598,425 in transaction	4,609,755
6/13/05	Open market sale to third party	37,400	$79.82 per share; $2,985,268 in transaction	4,572,355
6/14/05	Open market sale to third party	56,500	$79.95 per share; $4,517,175 in transaction	4,515,855
6/15/05	Open market sale to third party	69,700	$79.94 per share; $5,571,818 in transaction	4,446,155
6/16/05	Open market sale to third party	238,800	$80.15 per share; $19,139,820 in transaction	4,207,355
6/17/05	Open market sale to third party	518,000	$80.66 per share; $41,781,880 in transaction	3,689,355

(e) On June 17, 2005, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Alfred I. duPont Testamentary Trust

June 30, 2005	/s/ Hugh M. Durden
Hugh M. Durden
Chairman

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2005	/s/ Hugh M. Durden
Hugh M. Durden

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2005	/s/ John S. Lord
John S. Lord

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2005	/s/ Herbert H. Peyton
Herbert H. Peyton

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2005	/s/ John F. Porter, III
John F. Porter, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2005	/s/ William T. Thompson, III
William T. Thompson, III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2005	/s/ Winfred L. Thornton
Winfred L. Thornton

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